Exhibit (a)(13)

Supplemental questions and answers distributed to U.S. Employees of eLoyalty Corporation

Since rolling out the Tender Offer to employees, we have received various questions from employees regarding the program. We felt that we should share some of the relevant questions and their answers with you.

By now, all eligible employees should have received their Tender Offer information packets. Please take the time to read through the materials so you fully understand this exchange. An FAQ section is included to answer common questions.

In the packets is the Election Form. Please keep in mind that if you elect to participate, your Election Form must be received by the Tender Offer Team in Lake Forest no later then November 9th, 5 PM central time.

If you have any further questions or would like clarification, please contact the Tender Offer Team via email or via vmail at extension 1111.

Q1.	What is a stock option?

A1.	A stock option gives the employee the right to purchase shares of eLoyalty common stock at a set strike price.

— Example —
Joe Smith is hired by eLoyalty and granted 100 stock options. These options have a strike price of $10 per share. Joe cannot do anything with these options until they vest over time. Once vested, Joe has the right to purchase 100 shares of eLoyalty common stock at a price of $10 per share. Once purchased, he can then turn around and hold, sell or transfer the shares since he is now the legal owner of them.

In today’s world, if Joe’s options have vested, and he decided to purchase the shares, he would have to pay eLoyalty $1000 (100 shares x $10 per share) to take ownership of the common shares of stock. The market value of eLoyalty common stock today is approximately 50 cents. Thus, the 100 shares that Joe could purchase for $1000 would be worth $50 (100 shares x .50 per share value) in today’s market.

If Joe were to leave the company and he had not exercised (purchased) his vested options, he would have 90 days to do so before losing his right to purchase. He would lose any unvested options upon leaving the company.

Q2.	What is “restricted stock”?

A2.	Unlike options, restricted stock is eLoyalty common stock that you own when it is granted to you, without any need to convert or exercise shares and without the need for any future payment of an exercise price. However, until these shares of restricted stock vest, they will remain subject to forfeiture, restrictions on transfer, and certain other restrictions. Once the restricted stock vests, those shares are yours to hold, transfer or sell as you desire, subject to applicable securities laws and payment of income taxes.

— Example —
If Joe exchanged his 100 options for restricted stock, he would simply fill out his Election Form to do so. Every three months (quarterly), 5% of this restricted stock would convert to common stock in his name. Thus every three months assuming he remains an eLoyalty employee, Joe would receive 5 shares of eLoyalty common stock in his name minus the shares needed to cover his withholding taxes (see next question). Joe would not be required to pay any out-of-pocket money for these shares, and they are his to hold, sell or transfer.

Q3.	How does the Tender Offer benefit me?

A3.	Many outstanding stock options that employees have been granted have exercise prices that are higher than the current market price of our common stock. Currently, if an employee was granted 100 options with a strike price of $10 per share, once the options vested, the employee would need to pay eLoyalty $1000 to receive their common stock. Obviously, it would make no sense to do so currently, as the market price of our stock is well below $10 per share.

This offer allows employees to elect to exchange their stock options that are priced at $3.00 or more for an equal amount of restricted stock. Unlike stock options, you will not be required to pay cash for the shares you receive. You will receive any benefits of stock ownership as soon as the stock vests. However, there are tax consequences upon each quarterly vesting of shares as detailed in your information packets.

Please refer to your information packet for a comprehensive detailing of benefits and risks associated with an exchange of your options to restricted stock.

Q4.	How will taxes be withheld from the shares that vest quarterly?

A4.	There will be no immediate tax consequences upon your receipt of restricted stock in exchange for your eligible options. You will be required to recognize ordinary income on each vesting date (which is quarterly) in an amount equal to the fair market value on that date of the shares of restricted stock that are vesting.

— Example —
If 50 shares vest on a certain date and the market value of our stock is $1 at that time, you will have to pay taxes on an amount equal to $50.

By accepting the Exchange offer, you authorize eLoyalty to withhold the number of whole shares necessary to satisfy the applicable withholding tax obligation on each vesting date.

Using our previous example, if your 50 shares vest at $1 per share, you would incur a tax liability of, hypothetically, $18. We would withhold $18 dollars of your stock (or 18 shares) to cover those taxes. You would have no out of pocket cash requirements.

US employees have another alternative for covering any applicable taxes. Each employee has the right to make an election under Section 83(b) of the Internal Revenue Code. More information regarding this is contained in the packet. The overview of it is that you would pay the withholding taxes up front in cash (at the current market price) for all restricted stock prior to any shares vesting. However, if for any reason you later forfeit any of your stock, you would not be eligible for a refund of the taxes that you already paid for.

Q5.	What is the impact to my options and/or restricted stock in regards to the proposed reverse stock split?

A5.	As the documents sent to you disclosed, the company intends to effect a 1-for-10 reverse stock split of our common stock, pending stockholder approval. This stock split is a completely separate action from our tender offer although it does impact the total number of shares you will have once implemented. Upon the reverse stock split, each share of current eLoyalty common stock will be exchanged for 1/10 share of new eLoyalty common stock.

Impact on Options
With respect to options, upon the reverse stock split, the total number of options that you hold will be divided by 10, while the exercise price will be multiplied by 10. If you currently have 100 options with a strike price of $10 per share, you will have to pay $1000 (100 shares x $10) to exercise them. After the reverse stock split, you would have 10 options with a strike price of $100 per share, and you would have to pay $1000 (10 shares x $100) to exercise them. We would expect that the market price of our common stock to proportionately increase by a factor of 10 upon the effectiveness of the stock split. Of course, we cannot say whether this increase, if it occurs, will be sustained.

Impact on Restricted Stock
With respect to the restricted stock, a similar scenario would apply. If you elect to exchange those 100 options for restricted stock, after the stock split, you would have 10 shares of restricted stock subject to vesting. Once again, subject to the qualifications described above, we would expect the market price of the common stock to increase by a factor of 10 upon the effectiveness of the stock split.

The vesting schedule of the options and/or restricted stock would remain unchanged by the split.